

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2018

William Clark
Chief Executive Officer
Genocea Biosciences, Inc.
100 Acorn Park Drive
Cambridge, MA 02140

     Re: Genocea Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended December31, 2016
           Filed February 17, 2017
           File No. 001-36289

Dear Mr. Clark:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                       Division of Corporation Finance
                                       Office of Healthcare & Insurance

cc: Marc Rubenstein, Esq.